Filed by Trident Microsystems, Inc.
pursuant to Rule 425 under the
Securities Act of 1933 and deemed filed
pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Subject Company: Trident Microsystems Inc.
Commission File No.: 000-20784
Forward-Looking Statements
This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Statements about the ability of Trident to satisfy the conditions set forth in the agreement and complete the transactions with NXP, Trident’s strategy, market share and the competitive position of Trident, and the restructuring and integration required following completion of the transaction, are forward-looking statements. A number of the matters discussed in this presentation that are not historical or current facts deal with potential future circumstances and developments. The discussion of such matters is qualified by the inherent risks and uncertainties surrounding future expectations generally and other factors that could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. Such risks and uncertainties include, but are not limited to: failure to achieve the economies of scale, revenue growth, operating synergies and efficiencies of the acquisition; the result of any regulatory review of the proposed transaction; approval of the acquisition by the stockholders of Trident and satisfaction of various other conditions to the closing of the acquisition; and the risks that are described from time to time in the Company’s reports filed with the Securities and Exchange Commission, including Trident’s annual report on Form 10-K for fiscal the year ended June 30, 2009.
Important Additional Information
In connection with the proposed acquisition of the television systems and set top box business lines by Trident from NXP, B.V., Trident plans to file with the SEC a Proxy Statement.  The definitive Proxy Statement will be mailed to the stockholders of Trident after clearance with the SEC.  Trident will also file with the SEC from time to time other documents relating to the proposed combination.  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY THE PROXY STATEMENT WHEN IT IS FILED WITH THE SEC, AND OTHER DOCUMENTS FILED BY TRIDENT WITH THE SEC RELATING TO THE PROPOSED ACQUISITION WHEN THEY ARE FILED, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED ACQUISITION.
Copies of the documents filed with the SEC by Trident may be obtained free of charge from the SEC website maintained at www.sec.gov.  In addition, Trident’s SEC filings may be obtained free of charge from Trident’s website (www.tridentmicro.com) or by calling Trident’s Investor Relations department at (408) 764-8808.
Trident and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the Company’s stockholders in connection with the proposed acquisition.  Information about the directors and executive officers of Trident (including their respective ownership of Trident shares) is available in its Annual Report on Form 10-K for the fiscal year ended June 30, 2009, which was filed in September 11, 2009, and its proxy statement for its 2008 annual meeting of stockholders. Additional information regarding the interests of such participants in the proposed acquisition will be included in the Proxy Statement and the other documents filed by Trident with the SEC relating to the proposed acquisition (when filed).
Filed below is a communication (comprising an FAQ document) sent to the employees of Trident Microsystems, Inc. in connection with the previously-announced definitive share exchange agreement with NXP, B.V.

Trident/NXP Question and Answer Document October 2009 For Intranet Confidential

Topic	#	Question	Answer
Company Strategy	What is the strategic significance of this transaction?	By acquiring NXP’s television systems and set-top box business lines, Trident will have a global leadership position in the digital home entertainment market.

Upon closing, Trident will have an extensive portfolio of consumer IP applicable to a range of markets, with 2,000 granted and in-process patents including motion estimation/motion compensation and conditional access, as well as advanced 45nm SoC platform. The combined product portfolio will enable Trident to offer a broad range of semiconductor solutions to the digital home market, which Trident estimates will reach $5 billion by 2010.

Strategy/Vision	What is the strategy of Trident?	The ability to leverage IP across multiple segments is becoming increasingly important due to the R&D investments necessary to deliver leading-edge innovation. Through this transaction, Trident will become one of the leading global suppliers with the product portfolio, IP and operational infrastructure required to effectively serve the large, high-growth digital home entertainment market.

In addition, Trident plans to develop a converged product roadmap, leveraging the substantial IP of both companies and cost structure of Trident to provide the competitive products required for the next generation of customer designs.

Long term, this proposed transaction is Trident’s next step to drive and secure a leadership position in the future “connected home” market. By bringing together the technologies, people, expertise, and customer relationships from our two companies, we believe we can achieve that vision and have long-term success.

Company Strategy		How can Trident be more competitive than either Trident or NXP would have been on their own?	Through this transaction, Trident will become one of the major suppliers with the product portfolio, IP and operational infrastructure required to effectively serve the large, high-growth digital home entertainment market. The combination provides the scale, operational synergies, and innovation necessary to be a leader in the digital home entertainment market, with a viable business model and resulting financial performance.

Company Strategy		Why did you decide to acquire a set-top box business?	The ability to leverage IP across multiple segments is becoming increasingly important due to the R&D investments necessary to deliver leading-edge innovation. Given the high-level of synergies between DTV and STB, it made strategic sense to acquire an industry-leading STB business. The two businesses share more than 60% of the IP. In addition, through the transaction, Trident is expecting $140 million to $160 million in revenues in the first full quarter after close, and expects

Trident/NXP Question and Answer Document October 2009 For Intranet Confidential

Topic	#	Question	Answer
to breakeven on a non-GAAP operating basis as early as the end of calendar year 2010.

Company Strategy		Why did you choose NXP’s STB line?	As one of the 3 largest STB semiconductor manufacturers in the world, NXP is a proven player in this market. The company brings tremendous opportunities to Trident with its deep relationships with major operators, the advanced 45 nm technology, mature middleware, and security technology.

Transaction Details		What exactly is getting combined?	Two product lines of NXP’s Home Business Unit (TV and STB) are being acquired by Trident.

Transaction Details		I keep hearing about how much IP Trident will have. Exactly how much is that?	At the close of the transaction, Trident will have an extensive patent portfolio in Digital Home with 2,000 granted and in-process patents. This is a significant advantage in the market and enables us to innovate more broadly than other companies in this space.

Restructuring and Integration		Will there be a layoff?	As is typical with these types of transactions, we expect there will be some site consolidation as we strive to achieve the operational synergies that are possible through the combination of these product lines. The management team is committed to making decisions about sites, product lines and organizational structures quickly and will communicate any planned changes as quickly and openly as possible.

Restructuring and Integration	Do you plan to close offices?	There will be no changes before the transaction closes. As is typical with these types of transactions, we expect there will be some site consolidation at or after closing, as we strive to achieve the operational synergies that are possible through the combination of these product lines. The management team is committed to making decisions about sites, product lines and organizational structures quickly and will communicate any planned changes as quickly and openly as possible.

Our emphasis will be to leverage our combined Asia operations, which from Day 1 represent more than 65% of employees. We plan to complement the Asia operations with core technology centers of excellence in Europe and North America.

Restructuring and Integration		What is the timing for the restructuring?	We will provide you with a completely detailed timeline when the transaction closes, expected to be in Q1 2010.

Competition		What companies are the main	Through this transaction, Trident will become one of the leading global suppliers with the product

Trident/NXP Question and Answer Document October 2009 For Intranet Confidential

Topic	#	Question	Answer
competitors for Trident?	portfolio, IP and operational infrastructure required to effectively serve the large, high-growth digital home entertainment market.

We do not believe that any company will have the breadth of technology, IP and cost competitiveness that Trident will have post transaction.

Customers		What does the combined customer base look like?	NXP and Trident have a complementary customer base as well as some overlap in DTV. The addition of NXP’s set-top box and DTV business with Trident creates a $500 million company with the scale necessary to leverage IP across multiple markets. The combined product portfolio will enable Trident to offer a broad range of semiconductor solutions to the digital home market, which Trident estimates will reach $5B in 2010.

Financial		What are the financial benefits of the transaction?	Including revenue from the acquired product lines, Trident would have estimated revenue of approximately $500 million in calendar 2009, with approximately 60% attributable to television and 40% to set-top box. Trident expects to generate $140 million to $160 million in revenue in the calendar quarter ending June 30, 2010, its first full quarter post-closing, and expects to break even on a non-GAAP operating basis as early as the end of calendar year 2010.

Manufacturing		What will the manufacturing strategy be for the Trident? What will happen to NXPs’ own manufacturing capabilities?	Post transaction, Trident will be a fabless company. Trident will have the ability to access state-of-the-art technology and manufacturing capacity from NXP’s manufacturing facilities, as well as the partner foundries and subcontractors of both companies.

Market		What are the market opportunities for Trident	The combined product portfolio will enable Trident to offer a broad range of semiconductor solutions to the digital home market, which the company estimates will reach $5B in 2010. Upon closing, Trident plans to develop a converged product roadmap, leveraging the substantial IP of both companies and cost structure of Trident to provide the most competitive products for the next generation of customer designs.

Organization		How will Trident be structured? Who will be on the management team?	Sylvia Summers will remain the CEO of Trident and the EVP of NXP’s Home business unit, Christos Lagomichos will become President of Trident. Other officers will include Pete Mangan as CFO and David Teichmann as General Counsel.

Products		What will the Trident product portfolio look like?	Upon closing, Trident will have an extensive portfolio of consumer IP applicable to a range of markets, with 2,000 granted and in-process patents including motion estimation/motion compensation and conditional access, as well as advanced 45nm SoC platform. The combined

Trident/NXP Question and Answer Document October 2009 For Intranet Confidential

Topic	#	Question	Answer
product portfolio will enable Trident to offer a broad range of semiconductor solutions to the digital home market, which Trident estimates will reach $5 billion by 2010.
In connection with the proposed acquisition of assets of NXP and solicitation of approval of the Trident stockholders, as well as in connection with its 2009 annual meeting of stockholders, Trident plans to file a proxy statement with the Securities and Exchange Commission (the “SEC”). The definitive proxy statement will be mailed to the stockholders of Trident after clearance with the SEC.  Trident will also file with the SEC from time to time other documents relating to the proposed combination.  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY THE PROXY STATEMENT WHEN IT IS FILED WITH THE SEC, AND OTHER DOCUMENTS FILED BY TRIDENT WITH THE SEC RELATING TO THE PROPOSED ACQUISITION WHEN THEY ARE FILED, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED ACQUISITION.
The final proxy statement will be mailed to stockholders of Trident. Investors and security holders may obtain a free copy of the definitive proxy statement and other documents when filed with the SEC at the SEC’s website at www.sec.gov. In addition to the proxy statement, Trident files annual, quarterly and special reports, proxy statements and other information with the SEC. Trident’s SEC filings may be obtained free of charge from Trident’s website (www.tridentmicro.com) or by calling Trident’s Investor Relations department at (408) 764-8808.
Trident, and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from its stockholders in connection with the proposed acquisition.  Information about the directors and executive officers of Trident and the interests of such participants in the proposed acquisition will be included in the proxy statement and the other documents filed by Trident with the SEC relating to the proposed acquisition when filed.

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